Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction of Organization

Monroe Capital ABF Holdings GP, LLC	Delaware

Monroe Capital ABF Onshore Intermediate Holdings, LLC	Delaware

Monroe Capital ABF Offshore Intermediate Holdings, LP	Cayman Islands

Monroe Capital ABF REIT Intermediate Holdings, LLC	Delaware

Monroe Capital ABF Holdings 1, LLC	Delaware

Monroe Capital ABF Holdings 2, LP	Delaware

Monroe Capital ABF REIT Holdings 1, LLC	Delaware